SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. ___)

                        Premark International, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                740459102
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                               (CUSIP Number)

                             Stewart S. Hudnut
            Senior Vice President, General Counsel and Secretary
                          Illinois Tool Works Inc.
                           3600 West Lake Avenue
                          Glenview, Illinois 60025
                               (847) 724-7500

         --------------------------------------------------------
              (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                             September 9, 1999
         --------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on following pages)
                            (Page 1 of 9 Pages)




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                                                            Page 2 of 9 Pages

CUSIP NO.: [740459102]             13D
           -----------

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Illinois Tool Works Inc. (#36-1258310)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         WC, OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                    12,203,694 shares
                           ----------------------------------------------------
NUMBER OF
SHARES                     8        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY                   ----------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           12,203,694 shares
PERSON                     ----------------------------------------------------
                           10       WITH SHARED DISPOSITIVE POWER
                                    0
                           ----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,203,694 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                   CO
-------------------------------------------------------------------------------


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                                                           Page 3 of 9 Pages

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the common stock, par value $1.00 per share (the "Premark Common Stock"), of Premark International, Inc., a Delaware corporation ("Premark"). Premark's principal executive offices are located at 1717 Deerfield Road, Deerfield, Illinois 60015.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) This statement is being filed by Illinois Tool Works Inc., a Delaware corporation ("ITW"). ITW's principal executive offices are located at 3600 West Lake Avenue, Glenview, Illinois 60025. ITW's principal business is the manufacture and marketing of a variety of products and systems that provide specific, problem-solving solutions for a diverse customer base worldwide. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the
Schedule 13D is set forth on Schedule 1.

         (d) - (e) To the knowledge of ITW, neither ITW nor any of the persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      See (a) - (c) above.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         An irrevocable option (the "Option") to purchase up to 12,203,694 shares of Premark Common Stock (the "Option Shares") representing approximately 19.9% of the shares of Premark Common Stock issued and outstanding (without giving effect to the shares issued or issuable under the Option) is exercisable only upon the occurrence of the conditions set forth in the Stock Option Agreement described in Item 4. The Option may be exercised at $34.06 per share. If the Option becomes exercisable and ITW exercises the Option, ITW anticipates that it would fund the purchase with working capital of ITW and commercial paper issued by ITW.

ITEM 4.           PURPOSE OF THE TRANSACTION

        On September 9, 1999, Premark, ITW and CS Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ITW ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into Premark (the "Merger") with Premark continuing in existence as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of ITW. Each share of Premark Common Stock issued and outstanding at the effective time of the Merger (other than shares of Premark Common Stock owned by ITW, Premark or any direct or indirect subsidiary of ITW or Premark, which will be canceled in the Merger) will be converted into between .5776 and .9181 shares of common stock of ITW, par value $0.01 per share, subject to adjustment as provided in the Merger Agreement. All shares of Premark Common Stock, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist. Each issued and outstanding share of common stock of Merger Sub, par value $0.01 per share, will be converted into one share of common stock of the Surviving Corporation.

        The closing of the Merger will occur on the second business day after the date on which the last of the closing conditions to the Merger contained in the Merger Agreement has been satisfied or waived or on such other date as Premark and ITW may agree. The Merger is intended to qualify as a reorganization for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended, and for accounting and financial purposes as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement.


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                                                             Page 4 of 9 Pages



        Pursuant to the Merger Agreement, upon consummation of the Merger,
(i) the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended as provided therein or by applicable law; (ii) the directors of Merger Sub at the effective time of the Merger will be the directors of the Surviving Corporation; and (iii) the officers of Premark at the effective time of the Merger will be the officers of the Surviving Corporation.

        The Merger Agreement provides that Premark may not take certain actions prior to the effective time of the Merger, except as agreed to in writing by ITW or as contemplated by the Merger Agreement, the Stock Option Agreement, or as disclosed or as required by applicable law, including the declaration, setting aside or payment of any dividend payable in cash, stock or property in respect of any capital stock, other than regular quarterly dividends not in excess of $0.11 per share of Premark Common Stock. The Merger Agreement also provides that, prior to the closing, the record date for determining shareholders who are entitled to receive Premark's regular quarterly dividends will be the close of business on the day on which ITW's then current fiscal quarter ends.

        Pursuant to the Merger Agreement, Premark must pay ITW a fee of $75 million in cash (the "Termination Fee") if the Merger Agreement is terminated:

        (i) (x) by either ITW or Premark following completion of the Premark stockholders meeting held to consider the Merger Agreement on the basis that Premark's stockholders have not adopted the Merger Agreement, and (y) an Acquisition Proposal (as defined in the Merger Agreement) has been publicly announced and not withdrawn prior to the Premark stockholders meeting, and (z) Premark's board of directors has withdrawn or materially modified, in a manner adverse to ITW, the board's approval or recommendation of the Merger Agreement or the Merger;

        (ii) by ITW on the basis that Premark's board of directors has withdrawn, materially modified, in a manner adverse to ITW, or changed, in a manner adverse to ITW, its approval or recommendation of the Merger Agreement or the Merger, to such an extent that Premark's board of directors is no longer approving or recommending the Merger Agreement or the Merger;

        (iii) (x) by either ITW or Premark following completion of the Premark stockholders meeting held to consider the Merger Agreement on the basis that Premark's stockholders have not adopted the Merger Agreement, and (y) an Acquisition Proposal has been publicly announced and not withdrawn prior to the Premark stockholders meeting, and (z) within one year after such termination, Premark enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated with any person; or

        (iv) by Premark at any time prior to the adoption of the Merger Agreement by Premark's stockholders, by reason of a Superior Proposal (as defined below), but only if Premark has provided ITW notice and a copy of such proposal and four business days' notice of Premark's intent to enter into a binding agreement with respect to such proposal and, during such four business day period, Premark has considered any adjustment in the terms and conditions of the Merger Agreement that ITW may propose. A "Superior Proposal" is an Acquisition Proposal that the Premark board of directors concludes in good faith (after consultation with its outside legal counsel and its financial advisor) is reasonably capable of being completed, and would, if consummated, result in a transaction more favorable to Premark's stockholders than the Merger.

        As an inducement and condition to ITW's and Merger Sub's willingness to enter into the Merger Agreement, Premark entered into a Stock Option Agreement with ITW, dated as of September 9, 1999 (the "Stock Option Agreement"), whereby Premark granted ITW an option to purchase up to 12,203,694, shares of Premark Common Stock, or such number of shares of Premark Common Stock as represents 19.9% of the then


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                                                            Page 5 of 9 Pages

outstanding shares of Premark Common Stock (without giving effect to the shares issued or issuable under the Option), at a price per share of $34.06, subject to adjustment as described in the Stock Option Agreement.

        The Option is exercisable within 135 days following the occurrence of any event entitling ITW to receive the Termination Fee under the Merger Agreement (a "Triggering Event"), unless prior to the Triggering Event, the effective time of the Merger has occurred or the Option has expired. The Option expires upon either (i) the effective time of the Merger or (ii) the close of business on the earlier of (x) 135 days after the date that ITW becomes entitled to receive the Termination Fee under the Merger Agreement and (y) the date that ITW is no longer potentially entitled to receive the Termination Fee under the Merger Agreement for a reason other than that ITW has already received the Termination Fee.

        The Stock Option Agreement provides that ITW may require Premark, within 135 days after the occurrence of a Triggering Event, to (i) repurchase the Option at a price equal to (w) the number of shares of Common Stock then purchasable upon exercise of the Option (or a lesser number requested by ITW) multiplied by (x) the amount by which the market/offer price exceeds $34.06 and (ii) repurchase the number of shares of Premark Common Stock acquired by ITW pursuant to the Option that ITW designates at a price equal to (y) the number of shares designated by ITW multiplied by (z) the market/offer price. The market/offer price is the highest of (i) the price per share of Premark Common Stock at which a tender or exchange offer for Premark Common Stock has been made during the term of the Option, (ii) the price per share of Premark Common Stock to be paid by any third party pursuant to an agreement with Premark with respect to a business combination transaction, and (iii) the highest trading price for a share of Premark Common Stock on the New York Stock Exchange within the six month period immediately preceding the date of ITW's delivery to Premark of its repurchase request.

        To the extent ITW does not exercise its rights described in the preceding paragraph, Premark has the right, within 135 days after the expiration of ITW's rights described in the preceding paragraph, to repurchase from ITW, and ITW shall sell, three-quarters (but not less than three-quarters) of the shares of Premark Common Stock acquired by ITW pursuant to the Stock Option Agreement and then owned by ITW at a price per share equal to the greater of (i) the market/offer price and (ii) $34.06 per share for the shares acquired.

        The Stock Option Agreement limits the amount of total profit that ITW may receive from the Option to an aggregate of $30 million.

        The preceding are summaries of certain principal terms of the Merger Agreement and the Stock Option Agreement and do not purport to be complete. Reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated in this Schedule 13D by this reference. The full text of the joint press release filed as an exhibit to this statement is also incorporated in this Schedule 13D by this reference.

        Except as set forth in this Item 4 or as provided in the Merger Agreement or the Stock Option Agreement or as otherwise referred to or described in this Schedule 13D, ITW has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) By reason of its execution of the Stock Option Agreement, ITW may be deemed to beneficially own 12,203,694 shares, or approximately 16.6% of the Premark Common Stock outstanding after giving effect to the issuance of shares of Premark Common Stock upon exercise of the Option. However, ITW disclaims beneficial ownership of shares of Premark Common Stock which are purchasable by ITW upon exercise of the Option on the grounds that the Option is not currently exercisable and only becomes exercisable upon the occurrence of the events set forth in the Stock Option Agreement, none of which has occurred. Subject to the limitations set forth in the Stock Option Agreement, if the Option becomes exercisable and ITW exercises the


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                                                           Page 6 of 9 Pages

Option, ITW would have the sole right to vote and to dispose of the shares of Premark Common Stock acquired as a result of such exercise.

        W. James Farrell, the Chairman and Chief Executive Officer of ITW and a Director of Premark, owns 1,446 shares of Premark Common Stock and an option to purchase 750 shares of Premark Common Stock.

        (c) Other than the execution of the Stock Option Agreement on September 9, 1999, none of ITW or, to ITW's knowledge, any of the persons named on Schedule 1 have effected any transactions in Premark Common Stock in the past 60 days.

        (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 4 above.

         Except as provided in the Merger Agreement, the Stock Option Agreement and as otherwise referred to or described in this Schedule 13D, to ITW's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between ITW and Premark or any other person with respect to any securities of Premark.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description
-----------                -----------

99(a)(1) Agreement and Plan of Merger dated as of September 9, 1999, among Premark, ITW and Merger Sub (incorporated by reference to Exhibit
              2.1 to the Current Report on Form 8-K/A filed by Premark on September 14, 1999).

99(a)(2) Stock Option Agreement dated as of September 9, 1999, between Premark and ITW (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Premark on
              September 13, 1999).

99(a)(3) Text of Joint Press Release dated September 9, 1999, issued by Premark and ITW (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Premark on
              September 13, 1999).


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                                                           Page 7 of 9 Pages

                                 SCHEDULE 1

               Information Concerning Executive Officers and
                   Directors of Illinois Tool Works Inc.

        The current executive officers and directors of Illinois Tool Works Inc. ("ITW") are listed below. The address of ITW is: Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois 60025. Unless otherwise indicated, the business address listed for each individual not principally employed by ITW is also the address of the corporation or other organization which principally employs that individual.


NAME                     PRESENT POSITION WITH ITW                  CITIZENSHIP
CORPORATE OFFICERS
------------------
Thomas W. Buckman        Vice President, Patents and Technology         USA
W. James Farrell         Chairman and Chief Executive Officer           USA
Russell M. Flaum         Executive Vice President                       USA
Thomas J. Hansen         Executive Vice President                       USA
Stewart S. Hudnut        Senior Vice President, General Counsel         USA
                         and Secretary
John Karpan              Senior Vice President, Human Resources         USA
Jon C. Kinney            Senior Vice President and Chief Financial      USA
                         Officer
Dennis J. Martin         Executive Vice President                       USA
Frank S. Ptak            Vice Chairman                                  USA
F. Ronald Seager         Executive Vice President                       USA
Harold B. Smith          Chairman of the Executive Committee            USA
David B. Speer           Executive Vice President                       USA
Allan C. Sutherland      Senior Vice President                          USA
Hugh J. Zentmeyer        Executive Vice President                       USA


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                                                          Page 8 of 9 Pages


                         POSITION/PRESENT PRINCIPAL
                         OCCUPATION OR EMPLOYMENT AND
NAME                     BUSINESS ADDRESS                         CITIZENSHIP
DIRECTORS
William F. Aldinger III  Chairman and Chief Executive Officer           USA
                         Household International, Inc.
                         2700 Sanders Road
                         Prospect Heights, Illinois 60070

Michael J. Birck         President and Chief Executive Officer          USA
                         Tellabs, Inc.
                         4951 Indiana Avenue
                         Lisle, Illinois 60532

Marvin D. Brailsford     Vice President                                 USA
                         Kaiser-Hill Company, LLC
                         10828 State Highway 93
                         Golden, Colorado 80402

Susan Crown              Vice President                                 USA
                         Henry Crown and Company
                         222 North LaSalle Street
                         Chicago, Illinois 60601

H. Richard Crowther      Director of ITW                                USA

W. James Farrell         Chairman and Chief Executive Officer of ITW    USA

Robert C. McCormack      Partner                                        USA
                         Trident Capital, L.P.
                         190 South LaSalle Street
                         Chicago, Illinois 60603

Phillip B. Rooney        Vice Chairman                                  USA
                         ServiceMaster Company
                         One ServiceMaster Way
                         Downers Grove, Illinois 60515

Harold B. Smith          Chairman of the Executive Committee of ITW     USA

Ormand J. Wade           Director of ITW                                USA


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                                                           Page 9 of 9 Pages
                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 1999


                          ILLINOIS TOOL WORKS INC.

                          By:  /s/ Stewart S. Hudnut
                             ------------------------------------------
                          Name:  Stewart S. Hudnut
                          Title: Senior Vice President, General Counsel and
                                 Secretary